Filed by Oasis Petroleum Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Whiting Petroleum Corporation

Commission File No.: 001-31899

Oasis Employee FAQ

1.	Why are Oasis and Whiting combining? What are the benefits of the combination?

•	Oasis and Whiting have made tremendous strides over the last year to advance our strategies and establish leading ESG frameworks, setting the foundation for this exciting next step.

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The transaction is in lockstep with both companies’ strategies and positions our combined company to execute on a focused plan of generating strong free cash flow, expanding the company’s asset base and enhancing the return of capital to our shareholders.

•	The combined company will have a premier Williston Basin position with over 970 thousand net acres and production of about 170 thousand boepd, placing us in top tier positions in these two categories.

•	With the resulting significant scale and enhanced financial strength, we will be well positioned going forward.

2.	What is a ‘merger of equals’?

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A merger of equals is a transaction structure that allows shareholders of both companies to share approximately equal ownership of the combined company. In this case, Whiting shareholders are expected to own approximately 53% and Oasis shareholders will own approximately 47% of the combined company on a fully diluted basis.

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The new company’s Board of Directors and leadership team will also comprise leaders from both organizations and, as we bring our companies together, we will seek to capitalize on the strengths and best practices of both organizations.

•	This is a new beginning for both organizations, and we will work together to develop new approaches to address the challenges and seize on the opportunities of our industry.

3.	Who is Whiting?

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Headquartered in Denver, Whiting is one of the largest independent exploration and production companies in the USA with an oil focused asset base. Whiting has one of the largest acreage positions in the Bakken/Three Forks resource play in the Williston Basin.

•	Like Oasis, Whiting is an excellent operator who understands that our great people are the key to unlocking the value in our complementary assets.

•	We share values of safety, integrity, respect, honesty and transparency and will foster an environment that incorporates collaboration, innovation and continuous improvement.

4.	Who will lead the combined company?

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Upon closing, Oasis’ CEO Danny Brown will serve as President and Chief Executive Officer of the combined company and as a member of the Board of Directors. Whiting President and CEO Lynn Peterson will serve as Executive Chair of the Board.

•	In addition, Michael Lou, Oasis’ CFO, Chip Rimer, Whiting’s COO and Scott Regan, Whiting’s GC will serve in their respective capacities in the combined company.

•	The remainder of the Board of Directors will be evenly split between the two companies.

5.	When will the merger be completed? What is required to close the transaction?

•	We expect the transaction to close in the second half of 2022, subject to customary closing conditions, including approval by Oasis and Whiting shareholders.

6.	Where will the combined company be headquartered?

•	The combined company will be headquartered in Houston, but we will be retaining Whiting’s Denver office for the foreseeable future.

7.	What does this mean for employees?

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Until the transaction closes, we are operating as separate, independent companies, and it is business as usual. That means our employees’ responsibilities, compensation packages and benefits remain the same.

•	The combined company will draw on the talent and competencies of both organizations with the goal of creating the premier Williston focused independent E&P Company.

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We expect to maintain nearly all of Oasis’ and Whiting’s staff through year end, which will provide an extended opportunity for management to get to know the combined team and recognize top talent across the combined organization.

•	In any combination of two companies in the same industry, there will be some overlap.

•	We will be thoughtful and transparent as we work through this process.

8.	Will there be any changes to our employee development programs?

•	Until the transaction closes, which we expect in the second half of 2022, we are operating as separate, independent companies, and it is business as usual.

•	Going forward, we both understand the importance of and will prioritize fostering an empowered workforce prepared for their jobs through professional development and growth.

9.	Will there be any changes to employee compensation or benefits plans?

•	There are no anticipated changes to your compensation and benefits between now and closing.

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In the coming weeks, we will form an integration planning team, comprising leaders from both organizations, to determine how best to bring our organizations together. We will share updates as decisions are made.

•	Our new company will continue to value employees highly and treat them well.

10.	Can I buy and sell stock between now and close?

•	Our stock will continue to trade on the public market, and you can continue to make investment and trading decisions within our existing policies and regulations, including our insider trading policy.

11.	What will happen to my stock ownership at close?

•	Your stock ownership will not be affected by the transaction and will remain outstanding.

12.	What will happen to our name and brand?

•	At the time of closing, the combined entity will have a new name and ticker symbol to be announced prior to closing.

13.	What are the integration plans? Who will lead the integration effort?

•	In the coming weeks, we will form an integration planning team, comprising leaders from both organizations, to determine how best to bring our organizations together.

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This is a new beginning for both organizations, and we intend to build on the best practices and cultures of both companies, while also developing new approaches to address the challenges and seize on the opportunities of our industry.

•	In that spirit, prior to close we will announce a new company name to be announced prior to closing.

•	We have outstanding talent across both organizations that will be central to our ability to execute on our combined plan.

14.	Can I reach out to Whiting employees to discuss the merger?

•	As we remain two separate entities until the transaction closes, you should not engage with Whiting employees unless you are directed to do so in connection with the integration planning process.

15.	What should I tell external stakeholders that ask me about the merger?

•	Conversations with our external stakeholders will be led by relationship owners.

•	Until the closing of the transaction, which we expect in the second half of 2022, we and Whiting are operating as separate companies and it remains business as usual.

•	As a larger, stronger, more resilient company, we expect to be an even better partner to our customers, vendors, royalty owners, working interest owners and surface owners.

16.	How should I respond to inquiries from the media, investors or other outside parties?

•	If you receive any inquiries from investors, analysts or media, please do NOT comment and immediately forward them to Bob Bakanauskas at ir@oasispetroleum.com.

•	Please do not discuss this transaction on social media.

•	It is important for Oasis to speak with one voice on this matter. Except for certain Oasis executives, no one is authorized to speak publicly about the transaction externally.

17.	How can I get more information?

•	We will keep you informed as we move through this process. If you have any questions, please reach out to your manager or senior leader.

Forward-Looking Statements

Certain statements in this communication concerning the transaction, including any statements regarding the expected timetable for completing the transaction, the results, effects, benefits and synergies of the transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Whiting’s and Oasis’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Whiting’s and Oasis’ plans and expectations with respect to the transaction and the anticipated impact of the transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Oasis may not approve the issuance of new shares of Oasis common stock in the transaction or that shareholders of Whiting may not approve the merger agreement; the risk that a condition to closing of the transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Whiting and Oasis; the effects of the business combination of Whiting and Oasis, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Whiting’s Annual Report on Form 10-K for the year ended December 31, 2021, as amended by Amendment No. 1 thereto, which is on file with the Securities and Exchange Commission (the “SEC”) and available from Whiting’s website at www.whiting.com under the “Investor Relations” tab, and in other documents Whiting files with the SEC; and in Oasis’ Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC and available from Oasis’ website at www.oasispetroleum.com under the “Investor Relations” tab, and in other documents Oasis files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Whiting nor Oasis assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

No Offer or Solicitation

This communications does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where You Can Find It

In connection with the proposed transaction, Whiting and Oasis intend to file materials with the SEC, including a Registration Statement on Form S-4 of Oasis (the “Registration Statement”) that will include a joint proxy statement/prospectus of Whiting and Oasis. After the Registration Statement is declared effective by the SEC, Whiting and Oasis intend to mail a definitive proxy statement/prospectus to the shareholders of Whiting and the shareholders of Oasis. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Whiting or Oasis may file with the SEC and send to Whiting’s shareholders and/or Oasis’ shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF WHITING AND OASIS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY WHITING AND OASIS WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WHITING, OASIS, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Whiting and Oasis with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Whiting will be available free of charge from Whiting’s website at www.whiting.com under the “Investor Relations” tab or by contacting Whiting’s Investor Relations Department at (303) 837-1661 or BrandonD@whiting.com. Copies of documents filed with the SEC by Oasis will be available free of charge from Oasis’ website at www.oasispetroleum.com under the “Investor Relations” tab or by contacting Oasis’ Investor Relations Department at (281) 404-9600 or ir@oasispetroleum.com.

Participants in the Solicitation

Whiting, Oasis and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Whiting’s shareholders and Oasis’ shareholders in connection with the transaction. Information regarding the executive officers and directors of Oasis is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on March 18, 2021. Information regarding the executive officers and directors of Whiting is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on March 29, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the transaction. Free copies of these documents may be obtained as described in the paragraphs above.